November 12, 2008
Randall W. Merk
President and Chief Executive Officer
Schwab Investments
101 Montgomery Street
San Francisco, CA 94104
Re: Schwab Investments
Dear Mr. Merk:
This letter will confirm our agreement to limit net operating expenses of the following funds, as noted in the table below and described in the funds’ registration statements filed with the Securities and Exchange Commission.

Fund	Net	Guaranteed
	Operating	through
Expense

Schwab YieldPlus Fund Investor Shares	58 bps	11/14/10

Schwab YieldPlus Fund Select Shares	43 bps	11/14/10

Schwab Short-Term Bond Market Fund	55 bps	11/14/10

Schwab Total Bond Market Fund	55 bps	11/14/10

Schwab GNMA Fund Investor Shares	74 bps	11/14/10

Schwab GNMA Fund Select Shares	55 bps	11/14/10

Schwab Inflation Protected Fund Investor Shares	65 bps	11/14/10

Schwab Inflation Protected Fund Select Shares	50 bps	11/14/10

Schwab Premier Income Fund Investor Shares	87 bps	11/14/10

Schwab Premier Income Fund Select Shares	72 bps	11/14/10

Schwab Premier Income Fund Institutional Shares	63 bps	11/14/10
With respect to the following Schwab Funds, Schwab and the investment adviser have agreed to limit the fund’s “net operating expenses” (excluding interest, taxes, and certain non-routine expenses) to 0.49% for so long as the investment adviser serves as the adviser to the fund. This agreement may only be amended or terminated with the approval of the fund’s Board of Trustees.
Schwab Tax-Free YieldPlus Fund
Schwab Tax-Free Bond Fund
Schwab California Tax-Free YieldPlus Fund
Schwab California Tax-Free Bond Fund

Sincerely,

/s/ George Pereira	/s/ Jennifer Hafner

George Pereira Senior Vice President and	Jennifer Hafner Vice President
Chief Financial Officer	Product Development
Charles Schwab Investment Management, Inc.	Charles Schwab & Co., Inc.
cc:
Clinton, Michael
Chui, Diane
Felton, Koji
Gao, Zuogang
Hafner, Jennifer
Houlihan, Katie
Hand, Gregory
Jande, Mini
Maddock, Keith
Panganiban, James
Passaglia, Donna
Pereira, George
Pierce, Jim
Schantz, Steven
Waters, Patrick